CONSENT OF GRAHAM SPEIRS

The undersigned hereby consents to the references to, and the information derived from, the reports titled (i) “Technical Report on the Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone” dated March 14, 2009, as amended July 14, 2009, (ii) “Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza La India Areas, Nicaragua” dated March 14, 2009, and (iii) “Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza Areas, Nicaragua” dated March 31, 2008, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 27, 2015, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555 and No. 333-200228) of B2Gold Corp.

/s/ Graham Speirs
Graham Speirs
March 27, 2015